Exhibit G-1

SECURITIES AND EXCHANGE COMMISSION
     (Release No. 35- _____________)

        Cinergy Corp., a registered holding company ("Cinergy"), with headquarters at 139 East Fourth Street, Cincinnati Ohio 45202, has filed a declaration under sections 6(a) and 7 of the Act and rule 53 thereunder.

        Cinergy proposes to issue and sell from time to time through December 31, 2002 up to $400 million principal amount of unsecured debt securities ("Debentures") in one or more series, subject to an aggregate debt limitation described below. The Debentures (a) will not be convertible into any other securities of Cinergy, (b) will have maturities ranging from one to 40 years,(c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, and (d) may be entitled to mandatory or optional sinking fund provisions. In addition, Cinergy may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period), with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Cinergy and The Fifth Third Bank, an Ohio banking corporation, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each, a "Supplemental Indenture").

        Cinergy contemplates that the initial series of Debentures would be issued and sold directly to one or more purchasers in privately negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act in reliance upon one or more applicable exemptions from registration thereunder. From time to time Cinergy may also issue and sell the Debentures of one or more series to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

        The maturity dates, interest rates, redemption and sinking fund provisions, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that (1) Cinergy will not issue and sell any Debentures
(a) at a price higher than 102% or lower than 98% of the applicable principal amount thereof or (b) at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality; and (2) any placement, underwriting and selling agent fees, commissions and discounts to be paid by Cinergy in connection with the issue and sale of any series of Debentures will not exceed 3.5% of the aggregate principal amount thereof.

        The Debentures would be issued and sold in an aggregate principal amount not to exceed $400 million at any time outstanding, subject, however, to the aggregate limitation on outstanding Cinergy indebtedness ("Cinergy Corp. Debt Limitation") imposed by the Commission in its order issued in File No. 70-8521 on March 12, 1996 (Release No. 35-26488), together with any further order or orders of the Commission that may raise or lower the Cinergy Corp. Debt Limitation. Currently, the Cinergy Corp. Debt Limitation is $1 billion and applies to certain short-term bank borrowings, commercial paper, letter of credit transactions and guarantees issued and sold from time to time generally through December 31, 1999. Cinergy states that it anticipates filing an application with the Commission shortly seeking to increase the Cinergy Corp. Debt Limitation.

        Cinergy proposes to use the proceeds from the issue and sale of the Debentures, after deduction of any applicable fees, commissions and expenses, to repay outstanding short-term indebtedness incurred to finance Cinergy's investment in Midlands Electricity plc, a foreign utility company in which Cinergy acquired an indirect 50% ownership interest in 1996 through in a joint venture transaction with GPU, Inc. Cinergy states that it also may use proceeds from the issue and sale of the Debentures for other corporate purposes, including (1) investments in exempt wholesale generators and other foreign utility companies; energy related companies within the meaning of rule 58; and Cinergy subsidiary companies; and (2) repayment of other short-term indebtedness and Debentures outstanding from time to time.

        With regard to potential additional investments in exempt wholesale generators and foreign utility companies, Cinergy has a pending amended application-declaration in File No. 70-9011 (Release No. 35-26698, March 28, 1997) ("100% U-1") seeking authority to apply the net proceeds of certain debt and equity securities issued by it - including the proposed Debentures - to acquisitions of interests in exempt wholesale generators and foreign utility companies, provided that Cinergy's aggregate investment therein would not at any time exceed Cinergy's consolidated retained earnings within the meaning of rule 53. Cinergy states that under the terms of prior Commission orders it is authorized to apply such proceeds for such purposes, provided that Cinergy's aggregate investment does not exceed 50% of Cinergy's consolidated retained earnings.

        Cinergy states that (a) interest due on the Debentures would be paid from internally generated funds, including dividends from subsidiaries, and (b) the principal of and premium, if any, on the Debentures would be paid from the proceeds of additional series of Debentures or shares of Cinergy common stock or, on a bridge basis, from the proceeds of short-term debt issued by Cinergy.

        In connection with the issuance and sale of the Debentures, Cinergy proposes to mitigate interest rate risk through the use of interest rate management instruments commonly used in today's capital markets, consisting of interest rate swaps, caps, collars, floors, options, forwards, futures and similar products designed to manage and minimize interest costs. Cinergy expects to enter into these agreements with counterparties that are highly rated financial institutions. The transactions will be for fixed periods and stated notional amounts.

        Fees, commissions and annual margins in connection with any interest rate management agreements will not exceed 100 basis points in respect of the principal or notional amount of the related Debentures or interest rate management agreement. In addition, with respect to options (such as caps and collars), Cinergy may pay an option fee which would not exceed 10% of the principal amount of the Debentures covered by the option.

        Cinergy asserts that the in the 100% U-1 it sets forth a detailed analysis of the proposed transactions under rule 53(c), which analysis purports to establish Cinergy's compliance with the standards of rule 53(c).

        In addition to those previously described, Cinergy estimates total fees, expenses and commissions of approximately $356,000 in connection with the proposed transactions.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.